Exhibit 14.1




                        CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-108510) of Koor Industries Ltd., of our report, dated March 30, 2004, with respect to the consolidated balance sheets of Koor Industries Ltd. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 20-F of Koor Industries Ltd.


                                             /s/  Somekh Chaikin

                                               KPMG Somekh Chaikin

                                      An affiliate member of KPMG International


Tel Aviv, Israel
July 13, 2004